UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of August, 2003

Commission File: 333-06552

PRESS RELEASE

Tembec to purchase two sawmills

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec to purchase two sawmills

Temiscaming, August 21, 2003 - Tembec announced, today, that it has reached an agreement to purchase the Nexfor sawmills, located at La Sarre and Senneterre, Quebec, for $CDN 49.2 million plus working capital. The transaction is expected to close in the fourth calendar quarter of 2003 and is subject to certain conditions being met as well as government and other required approvals.

"This acquisition is part and parcel of our strategy to contribute much needed consolidation in the softwood lumber industry in North America," said Frank Dottori, Tembec President and CEO. "In addition to providing a secure long-term fibre base for other Tembec pulp and paper manufacturing operations in this area, this latest acquisition should allow us to generate an additional $5 to $10 million worth of synergies with Tembec's four existing sawmills in the region, particularly in forest resource management," added Mr. Dottori.

The acquired sawmills have a softwood allocation of approximately 1.1 million m3/yr, produce 260 million board feet of lumber annually and employ close to 450 people. The acquisition will boost Tembec's annual lumber capacity to over 1.7 billion board feet.

On June 19, 2003, Tembec and Domtar announced that they had reached an agreement-in-principle to create a joint venture with equal ownership by the two companies. The new company, which would include 21 sawmills owned by Tembec and Domtar, would have a capacity of 2.1 billion board feet and a sales capacity of 2.6 billion board feet, making it the second-largest solid wood product company in Canada and the fourth-largest in North America. The joint venture transaction is expected to close by September 30, 2003, and is subject to certain conditions, including due diligence, negotiations for a definitive agreement, approvals of both companies' boards of directors, as well as government and other required approvals.

Under the Tembec agreement with Nexfor, the acquisition may be concluded by Tembec or through the proposed joint venture. If the transaction with Nexfor were to be concluded by the joint venture between Tembec and Domtar, it would increase the joint venture's annual production capacity to approximately 2.4 billion board feet and its annual sales capacity to close to 3 billion board feet.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site, at www.tembec.com

Contacts:

Frank A. Dottori
President & CEO
Tel: (819) 627-4300

Charles J. Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: August 29, 2003